Exhibit 99.1

Annual and Special Meeting of Shareholders
May 9, 2019
Report on Voting Results
Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

The annual and special meeting (the “Meeting”) of shareholders of IMV Inc. (the “Corporation”) was held on May 9, 2019 in room Commodore C of the Delta Dartmouth hotel, 240 Brownlow Avenue, Dartmouth, Nova Scotia, Canada. 48 shareholders holding 26,881,057 common shares were present at the Meeting, either in person or by proxy, representing approximately 53.13% of the total votes attached to all issued and outstanding common shares as of the record date on Aptril 4, 2019. All votes were conducted by show of hands.

1.	Election of Directors

All the nominees listed in the management information circular dated April 4, 2019 (the “Circular”) were elected as directors until the next annual meeting of shareholders of the Corporation or until such person’s successor is elected or appointed. The outcome of the vote was as follows*:

Nominee	Votes	% of Votes	Votes	% of Votes	Non Vote
	For	For	Withheld	Withheld
Andrew Sheldon	19,660,721	75.29%	6,453,596	24.71%	704,548
James H. Hall	22,672,109	86.82%	3,442,209	13.18%	704,547
Julia P. Gregory	26,089,068	99.90%	25,249	0.10%	704,548
Frederic Ors	26,090,880	99.91%	23,437	0.09%	704,548
Wayne Pisano	25,871,567	99.07%	242,750	0.93%	704,548
Albert Scardino	26,080,889	99.87%	33,428	0.13%	704,548
Shermaine Tilley	25,867,251	99.05%	247,066	0.95%	704,548
Markus Warmuth	25,989,068	99.52%	125,249	0.48%	704,548

2.	Appointment of Auditor

PricewaterhouseCoopers LLP, chartered accountants of Halifax, Nova Scotia, was re-appointed as auditor of the Corporation and the directors were authorized to fix its remuneration. The outcome of the vote was as follows*:

Votes	% of Votes	Votes	% of Votes	Non Vote
For	For	Withheld	Withheld
26,794,221	99.91%	24,644	0.09%	0

3.	Amendments to the Stock Option Plan

A resolution, the text of which is set out in Schedule “A” to the Circular, was adopted to approve certain amendments to the stock option plan of the Corporation (the “Stock Option Plan”), all as more described in the Circular. The outcome of the vote was as follows*:

Votes	% of Votes	Votes	% of Votes	Non Vote
For	For	Against	Against
21,258,144	81.40%	4,856,173	18.60%	704,548

4.	Ratification of Options

A resolution, the text of which is set out in Schedule “B” to the Circular, was adopted to ratify and confirm the grant of certain options under the Stock Option Plan, all as more described in the Circular. The outcome of the vote was as follows*:

Votes	% of Votes	Votes	% of Votes	Non Vote
For	For	Against	Against
21,336,564	81.70%	4,777,753	18.30%	704,548

*	As the vote for each motion was conducted by show of hands, the number of votes disclosed reflects only those proxies received by Computershare Investors Services Inc. in advance of the Meeting.